UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 24, 2017	By	/S/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

UPDATE: ChipMOS SHANGHAI EQUITY INTEREST TRANSFER COMPLETED TO

TSINGHUA UNIGROUP LED STRATEGIC INVESTORS

Hsinchu, Taiwan, March 24, 2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) today announced the completion of its previously disclosed equity interest transfer to a group of investors led by Tsinghua Unigroup (“Strategic Investors”).

Under the joint-venture agreement approved by the Board of ChipMOS on November 30, 2016, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), a wholly owned subsidiary of ChipMOS, sold 54.98% of the equity interest of its wholly owned subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), to Strategic Investors for approximately US$72 million. ChipMOS BVI will continue to own 45.02% of the equity interests of ChipMOS Shanghai, Tsinghua Unigroup through its subsidiary, Tibet Unigroup Guowei Investment Co., Ltd. (“Unigroup Guowei”) will own 48%, and other strategic investors, including a limited partnership owned by ChipMOS Shanghai’s employees will own 6.98%.

Upon receipt of the proceeds from the equity interest sale, the Company plans to reinvest back into ChipMOS Shanghai approximately RMB 484 million (approximately US$70 million) pro rata, resulting in the total additional investment of RMB 1,074 million (approximately US$155 million) to ChipMOS Shanghai, which will allow for the expansion of the capacity of and services offered by ChipMOS Shanghai. The reinvestment is expected to occur in two tranches, one by the end of the first half of 2017 and one depending on the CapEx plan of ChipMOS Shanghai, which is directly aligned with the operation’s strategic growth plan.

S.J. Cheng, Chairman of ChipMOS, commented, “This is another major step forward that strengthens our competitive position, significantly expands the growth potential of our ChipMOS Shanghai’s operations, and creates a higher return for our company and shareholders. We appreciate the confidence expressed by Tsinghhua Unigroup and our other strategic investors in selecting ChipMOS Shanghai as their partner given the expected growth of China’s domestic semiconductor supply chain and the critical role OSAT services will play in ensuring higher quality yields and supporting the overall expected expansion. With the benefit of the additional financial and strategic partnership resources, we can now further accelerate the planned expansion for LCD driver ICs, touch driver, AMOLED, OLED and memory testing, assembly and bumping services offered by ChipMOS Shanghai. We look forward to working closely with Tsinghua Unigroup to grow ChipMOS Shanghai’s revenue and profit, while promoting the interests of all shareholders and employees.”

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS filed with the U.S. SEC.